Delisting Determination, The Nasdaq Stock Market, LLC, March 21, 2025, Focus Impact Acquisition Corp.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Focus Impact Acquisition Corp.
effective at the opening of the trading session on March 31, 2025.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5250(c)(1).
The Company was notified of the Staff determination on October 28, 2024. The Company did not file an appeal.
The Company securities were suspended on November 4, 2024.
The Staff determination to delist the Company securities became final on December 19, 2024.